FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2006

Commission File Number: 001-14554

Banco Santander Chile
 Santander Chile Bank
(Translation of Registrant's Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Explanatory Note

     This 6-K contains the following exhibits, which are hereby incorporated by reference as Exhibit 1.1, Exhibit 8.1 and Exhibit 8.2, respectively, to Registration Statement No. 333-138953.

Exhibit 1.1	Form of Underwriting Agreement.
Exhibit 8.1	Opinion of Yrarrázaval, Ruiz-Tagle, Goldenberg, Lagos & Silva Abogados regarding certain Chilean income tax matters.
Exhibit 8.2	Opinion of Davis Polk & Wardwell regarding certain U.S. federal income tax matters.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile

Date:	December 5, 2006	By:	/s/ Gonzalo Romero

			Name:	Gonzalo Romero
			Title:	General Counsel

EXHIBIT INDEX

Number	Description

1.1	Form of Underwriting Agreement.
8.1	Opinion of Yrarrázaval, Ruiz-Tagle, Goldenberg, Lagos & Silva Abogados regarding certain Chilean income tax matters.
8.2	Opinion of Davis Polk & Wardwell regarding certain U.S. federal income tax matters.